SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 14 November 2025

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 03 November 2025
99.2	Transaction in Own Shares dated 04 November 2025
99.3	Transaction in Own Shares dated 05 November 2025
99.4	Transaction in Own Shares dated 06 November 2025
99.5	Director/PDMR Shareholding dated 06 November 2025
99.6	Transaction in Own Shares dated 07 November 2025
99.7	Transaction in Own Shares dated 10 November 2025
99.8	Transaction in Own Shares dated 11 November 2025
99.9	Transaction in Own Shares dated 12 November 2025
99.10	Transaction in Own Shares dated 13 November 2025
99.11	Transaction in Own Shares dated 14 November 2025

Exhibit No: 99.1

03 November 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 31 October 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 31 October

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	58,688	19,878	811	0	0
Highest price paid (per ordinary share)	£ 93.6400	£ 93.6600	£ 91.0200	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 91.0400	£ 91.0400	£ 91.0200	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 92.1577	£ 91.7561	£ 91.0200	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 152,058,090 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7851F_1-2025-10-31.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        79,377 (ISIN: GB00BHJYC057)

Date of Purchases:       31 October

Investment firm:           MLI

Exhibit No: 99.2

04 November 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 03 November 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 03 November

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	18,707	913	95	0	0
Highest price paid (per ordinary share)	£ 93.0600	£ 91.6400	£ 91.6000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 91.3200	£ 91.4000	£ 91.4400	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 92.3286	£ 91.4673	£ 91.5234	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 152,038,375 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1912G_1-2025-11-4.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        19,715 (ISIN: GB00BHJYC057)

Date of Purchases:       03 November

Investment firm:           MLI

Exhibit No: 99.3

05 November 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 04 November 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 04 November

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	36,978	1,774	0	0	0
Highest price paid (per ordinary share)	£ 93.6400	£ 93.4400	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 92.1600	£ 92.3600	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 92.7046	£ 92.7686	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 151,999,623 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1917G_1-2025-11-4.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        38,752 (ISIN: GB00BHJYC057)

Date of Purchases:       04 November

Investment firm:          MLI

Exhibit No: 99.4

06 November 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 05 November 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 05 November

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	6,980	0	0	0	0
Highest price paid (per ordinary share)	£ 95.4600	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 93.1400	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 94.0619	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 151,992,643 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3899G_1-2025-11-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        6,980 (ISIN: GB00BHJYC057)

Date of Purchases:       05 November

Investment firm:          MLI

Exhibit No: 99.5

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of a one-off share award under the InterContinental Hotels Group PLC Deferred Award Plan.
c)	Price(s) and volume(s)
Conditional rights over a total of 6,172 free shares; the number of shares calculated by reference to a price of GBP 92.72, being the MMQ of the Company's share price for the three business days preceding the date of grant.

The award is conditional and will vest on 31 December 2026.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2025-11-05
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.6

07 November 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 06 November 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 06 November

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	21,579	5,990	0	0	0
Highest price paid (per ordinary share)	£ 96.4400	£ 96.4600	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 95.0000	£ 95.0200	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 95.6229	£ 95.6581	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 151,965,074 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6715G_1-2025-11-7.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        27,569 (ISIN: GB00BHJYC057)

Date of Purchases:       06 November

Investment firm:          MLI

Exhibit No: 99.7

10 November 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 07 November 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 07 November

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	35,613	0	0	0	0
Highest price paid (per ordinary share)	£ 97.6400	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 95.5400	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 96.6847	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 151,929,461 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7617G_1-2025-11-7.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        35,613 (ISIN: GB00BHJYC057)

Date of Purchases:       07 November

Investment firm:          MLI

Exhibit No: 99.8

11 November 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 10 November 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 10 November

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	36,251	0	0	0	0
Highest price paid (per ordinary share)	£ 99.5600	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 98.5800	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 99.3549	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 151,893,210 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9606G_1-2025-11-10.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        36,251 (ISIN: GB00BHJYC057)

Date of Purchases:       10 November

Investment firm:          MLI

Exhibit No: 99.9

12 November 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 11 November 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 11 November

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	35,658	0	0	0	0
Highest price paid (per ordinary share)	£ 99.9000	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 98.6200	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 99.3533	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 151,857,552 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1417H_1-2025-11-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:        Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:           Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        35,658 (ISIN: GB00BHJYC057)

Date of Purchases:       11 November

Investment firm:          MLI

Exhibit No: 99.10

13 November 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 12 November 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 12 November

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	38,635	0	0	0	0
Highest price paid (per ordinary share)	£ 100.2000	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 98.5600	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 99.7645	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 151,818,917 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3315H_1-2025-11-12.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:        Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:           Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        38,635 (ISIN: GB00BHJYC057)

Date of Purchases:       12 November

Investment firm:          MLI

Exhibit No: 99.11

14 November 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 13 November 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 13 November

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	38,364	0	0	0	0
Highest price paid (per ordinary share)	£ 100.4500	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 98.7600	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 99.3797	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 151,780,553 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5138H_1-2025-11-13.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:        Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:           Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        38,364 (ISIN: GB00BHJYC057)

Date of Purchases:       13 November

Investment firm:          MLI

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	14 November 2025